UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73273 / October 1, 2014

Admin. Proc. File No. 3-15947

In the Matter of

BROOKLIN SYSTEMS, INC.,
HARTMAN & ASSOCIATES, INC.,
KONA COASTS SYSTEMS, INC.,
MIDDLEBROOK PHARMACEUTICALS, INC., and
SOUTHFIELD ENERGY CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

　　　　The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Brooklin Systems, Inc., Hartman & Associates, Inc.,
Kona Coasts Systems, Inc., MiddleBrook Pharmaceuticals, Inc., or Southfield Energy Corp. and
the Commission has not chosen to review the decision on its own initiative.

　　　　Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Brooklin Systems, Inc., Hartman & Associates, Inc.,
Kona Coasts Systems, Inc., MiddleBrook Pharmaceuticals, Inc., and Southfield Energy Corp.

---

[1]　　17 C.F.R. ' 201.360(d).

[2]　　*Brooklin Sys., Inc., Hartman & Assocs., Inc., Kona Coasts Sys., Inc., MiddleBrook Pharm.,
Inc., and Southfield Energy Corp.,* Initial Decision Rel. No. 643 (July 29, 2014), 109 SEC
Docket 09, 2014 WL 3725018. The Central Key Index numbers are: 1461901 for Brooklin
Systems, Inc.; 1462360 for Hartman & Associates, Inc.; 1461912 for Kona Coast Systems, Inc.;
1161924 for MiddleBrook Pharmaceuticals, Inc.; and 1409941 for Southfield Energy Corp.

The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Brooklin Systems, Inc., Hartman & Associates, Inc., Kona Coasts Systems, Inc., MiddleBrook Pharmaceuticals, Inc., and Southfield Energy Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	INITIAL DECISION OF DEFAULT
BROOKLIN SYSTEMS, INC., HARTMAN & ASSOCIATES, INC., KONA COAST SYSTEMS, INC., MIDDLEBROOK PHARMACEUTICALS, INC., and SOUTHFIELD ENERGY CORP.	July 29, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and
Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Brooklin Systems, Inc., Hartman & Associates, Inc., Kona Coast Systems, Inc., MiddleBrook Pharmaceuticals, Inc., and Southfield Energy Corp. The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On June 25, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by June 28, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii). Brooklin Systems, Inc., Admin. Proc. Rulings Release No. 1608, 2014 SEC LEXIS 2490 (July 14, 2014). Respondents' Answers to the OIP were due by July 11, 2014. Id. (citing OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b)). On July 14, 2014, Respondents were ordered to show cause by

July 24, 2014, why the registration of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. Id. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Brooklin, Central Index Key (CIK) No. 1461901, is a revoked Nevada corporation located in Washington, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Brooklin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010.

Hartman, CIK No. 1462360, is a revoked Nevada corporation located in Washington, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hartman is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010.

Kona Coast, CIK No. 1461912, is a forfeited Delaware corporation located in Washington, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Kona Coast is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010.

MiddleBrook, CIK No. 1161924, is a dissolved Delaware corporation located in Westlake, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MiddleBrook is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $15 million for the prior three months.

Southfield, CIK No. 1409941, is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Southfield is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2010, which reported a net loss of $440,916 for the prior six months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recons. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports for at least four years. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed the delinquency letters sent to them by the Division of Corporation Finance, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. See China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that

a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Brooklin Systems, Inc., Hartman & Associates, Inc., Kona Coast Systems, Inc., MiddleBrook Pharmaceuticals, Inc., and Southfield Energy Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b), 17 C.F.R. § 201.155(b), permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

_____
James E. Grimes
Administrative Law Judge